File No. 812-15119

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) AND RULE 17d–1 UNDER THE 1940 ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT

__________________

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

One Freedom Valley Drive
Oaks, Pennsylvania 19456

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT

MANAGEMENT BUSINESS TRUST

100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

WILSHIRE ASSOCIATES INCORPORATED

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

__________________

Please send all communications, notices and orders to:

Michael Beattie SEI Investments One Freedom Valley Drive Oaks, Pennsylvania 19456	Reena Lalji Wilshire Associates Incorporated 1299 Ocean Avenue, Suite 700 Santa Monica, California 90401

Copies to:

Sean Graber, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103	David Connor Delaware Management Company 100 Independence, 610 Market Street Philadelphia, PA 19106-2354

This Application (including Exhibits) contains 24 pages

November 13, 2020

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND; DELAWARE WILSHIRE PRIVATE MARKETS FUND; DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

One Freedom Valley Drive
Oaks, Pennsylvania 19456

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

WILSHIRE ASSOCIATES INCORPORATED

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

BVK EUROPE OPPORTUNITIES FUND I, L.P.; BVK EUROPE OPPORTUNITIES FUND II, L.P.; SUMMIT HILL CREDIT FUND, L.P.; SUMMIT HILL REAL ASSETS FUND, L.P.; WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I); WILSHIRE BVV EUROPE, L.P. (SERIES I); WILSHIRE BVV EUROPE, L.P. (SERIES II); WILSHIRE BVV EUROPE, L.P. (SERIES III); WILSHIRE BVV EUROPE, L.P. (SERIES IV); WILSHIRE BVV EUROPE, L.P. (SERIES V); WILSHIRE BVV U.S., L.P. (SERIES I); WILSHIRE BVV U.S., L.P. (SERIES II); WILSHIRE BVV U.S., L.P. (SERIES III); WILSHIRE BVV U.S., L.P. (SERIES IV); WILSHIRE BVV U.S., L.P. (SERIES V); WILSHIRE BVV U.S., L.P. (SERIES VI); WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.; WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.; WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.; WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.; WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.; WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.; WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.; WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

) ) ) ) ) ) ) ) ) ) ) ) ) )	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) AND RULE 17d–1 UNDER THE 1940 ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Delaware Wilshire Private Markets Master Fund (“Master Fund”);
•	Delaware Wilshire Private Markets Tender Fund (“Feeder Fund T”);
•	Delaware Wilshire Private Markets Fund (“Feeder Fund A,” together with Master Fund and Feeder Fund T, the “Existing Regulated Funds”);
•	Delaware Management Company, a series of Macquarie Investment Management Business Trust (“Macquarie,” on behalf of itself and its successors1);
•	Wilshire Associates Incorporated (“Wilshire,” on behalf of itself and its successors); and
•	The entities set forth in Schedule A hereto, each of which is an entity (i) whose investment adviser is Wilshire, and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (each, together with each such entity’s direct and indirect wholly owned subsidiaries, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds”) (the Existing Affiliated Funds, together with the Existing Regulated Funds, Macquarie, and Wilshire, the “Applicants”).

In particular, the relief requested in this first amended and restated application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”), where such participation would otherwise be prohibited under Rule 17d-1, by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

[1]	The term “successor,” as applied to each Adviser (defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[2]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end investment management company (a) that is registered under the 1940 Act, (b) whose investment adviser is a Macquarie Adviser and whose investment sub-adviser is a Wilshire Adviser or whose investment adviser (and any sub-adviser, if any) is a Wilshire Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Macquarie Adviser” means (a) Macquarie and (b) any future investment adviser that controls, is controlled by or is under common control with Macquarie, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term “Wilshire Adviser” means (a) Wilshire and (b) any future investment adviser that controls, is controlled by or is under common control with Wilshire, is registered as an investment adviser under the Advisers Act, or is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with Wilshire, and is not a Regulated Fund or a subsidiary of a Regulated Fund. The term “Adviser” means (a) a Macquarie Adviser or (b) a Wilshire Adviser; provided that a Wilshire Adviser serving as a sub-adviser to an Affiliated Fund (defined below) is included in this term only if (i) the investment adviser is a Macquarie Adviser or a Wilshire Adviser and (ii) such Adviser controls the entity.
[3]	“Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Funds and any Future Wilshire Proprietary Accounts. “Future Affiliated Fund” means any entity (a) whose investment adviser is a Macquarie Adviser and whose investment sub-adviser is a Wilshire Adviser or whose investment adviser (and any sub-adviser, if any) is a Wilshire Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. “Future Wilshire Proprietary Accounts” means any direct or indirect, wholly or majority-owned subsidiary of Wilshire, or a Wilshire Adviser, that, from time to time, may hold various financial assets in a principal capacity. Neither the Regulated Funds, the Existing Affiliated Funds nor any Future Affiliated Funds shall be deemed to be Future Wilshire Proprietary Accounts for purposes of this Application.
[4]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).
[5]	No Non-Interested Trustee (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. The Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.6

II. APPLICANTS

A. Feeder Fund A and Feeder Fund T

Each of Feeder Fund A and Feeder Fund T is a Delaware statutory trust organized on March 13, 2020 under the laws of the State of Delaware, and is a non-diversified, closed-end management investment company registered under the 1940 Act. Each of Feeder Fund A and Feeder Fund T has elected to be treated, beginning with its first taxable year ended March 31, 2021, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Macquarie is the investment adviser to Feeder Fund A and Feeder Fund T. Wilshire is the investment sub-adviser to Feeder Fund A and Feeder Fund T.

Each of Feeder Fund A’s and Feeder Fund T’s Objectives and Strategies7 are to provide efficient access to the private markets with the goals of offering (a) broad, global private markets exposure, with diversification potential across private equity, real assets, private credit and alternative yield, (b) long-term capital appreciation, (c) current income through periodic distributions, and (d) prudent risk management. Each of Feeder Fund A and Feeder Fund T is a “feeder” fund in a “master-feeder” structure and intends to operate as a “fund of funds” to provide a means for investors to participate in investments in various alternative investment funds. Each of Feeder Fund A and Feeder Fund T pursues its investment objective by investing substantially all of its assets in the Master Fund.

[6]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[7]	“Objectives and Strategies” means, with respect to a Regulated Fund, the investment objectives and strategies of such Regulated Fund, as described in such Regulated Fund’s registration statement, other filings the Regulated Fund has made with the Commission under the 1940 Act, under the 1933 Act or under the Securities Exchange Act of 1934, as amended, or in the Regulated Fund’s reports to shareholders.

Each of Feeder Fund A and Feeder Fund T has a board of trustees, and a majority of the board of trustees is comprised of members who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Trustees”). The board of trustees is comprised of five trustees, four of which are Non-Interested Trustees. No Non-Interested Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in Feeder Fund A, Feeder Fund T, Master Fund or another Regulated Fund.

B. Master Fund

Master Fund is a Delaware statutory trust organized on March 13, 2020 under the laws of the State of Delaware, and is a non-diversified, closed-end management investment company registered under the 1940 Act. Master Fund has elected to be treated, beginning with its first taxable year ended March 31, 2021, and intends to qualify annually thereafter, as a RIC under Sub-Chapter M of the Code. The Master Fund’s adviser is Macquarie and Master Fund’s sub-adviser is Wilshire.

Master Fund’s Objectives and Strategies are to provide efficient access to the private markets with the goals of offering (a) broad, global private markets exposure, with diversification potential across private equity, real assets, private credit and alternative yield, (b) long-term capital appreciation, (c) current income through periodic distributions, and (d) prudent risk management by investing in (1) private equity investments consisting of buyout, venture capital, growth capital, and special situations investments; (2) private real assets investments consisting of real estate, energy, infrastructure, and natural resources; and (3) private credit investments consisting of direct lending, distressed debt, and mezzanine debt and alternative yield investments such as niche (sector) credit, specialized asset-based lending, risk transfer strategies, and intangible asset investments. Master Fund’s assets will be primarily invested in a diverse portfolio of investments, including interests in private markets funds acquired in primary offerings, interests in private markets funds acquired in secondary transactions, and direct co-investments.

Master Fund has a board of trustees, and a majority of the board of trustees is comprised of members who are Non-Interested Trustees. The board of trustees is comprised of five trustees, four of which are Non-Interested Trustees. No Non-Interested Trustee will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than indirectly through share ownership (if any) in Master Fund, Feeder Fund A, Feeder Fund T or another Regulated Fund.

C. The Wholly Owned Investment Subsidiaries

The Regulated Funds may from time to time form special purpose subsidiaries (each, a “Wholly Owned Investment Subsidiary”) (i) that are wholly owned by the applicable Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and incur debt (which is or would be consolidated with other indebtedness of such Regulated Fund for financial reporting or 1940 Act compliance purposes) on behalf of such Regulated Fund; (iii) with respect to which the board of trustees (each, a “Board”) of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

D. Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is Wilshire and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included on Schedule A hereto. The Existing Affiliated Funds pursue strategies focused on investing in a portfolio of professionally managed private markets funds and select direct private markets investments.

E. Macquarie

Macquarie is a series of a Delaware statutory trust organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Advisers Act. Macquarie serves as the investment adviser to the Existing Regulated Funds pursuant to an investment advisory agreement among Macquarie and the Existing Regulated Funds. Macquarie has engaged a sub-adviser, Wilshire,8 to identify investment opportunities and execute on its trading strategies subject to investment guidelines agreed to by Macquarie and Wilshire. Macquarie has established guidelines, monitoring and reporting procedures to evaluate the performance of Wilshire relative to the Existing Regulated Funds’ investment objectives, but is not responsible for making or ratifying any investment decisions made by Wilshire. Macquarie has delegated responsibility for the Co-Investment Program described herein to Wilshire and cannot cause the Existing Regulated Funds or any Affiliated Fund to enter into a Potential Co-Investment Transaction.

F. Wilshire

Wilshire, a corporation established under the laws of the State of California, is an investment adviser registered with the Commission under the Advisers Act. Macquarie is not an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of Wilshire. Wilshire identifies investment opportunities and executes on trading strategies for the Existing Regulated Funds, subject to investment guidelines agreed to by Macquarie and Wilshire. Macquarie has established guidelines, monitoring and reporting procedures to evaluate the performance of Wilshire. Wilshire has sole responsibility for causing the Existing Regulated Funds and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that Wilshire, the Existing Regulated Funds, and any Affiliated Funds comply with the conditions of this Application.

III. REQUEST FOR ORDER

The Applicants request the Order of the Commission under Section 17(d) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Applicants seek relief to permit the Regulated Funds and the Affiliated Funds to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that may arise in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

[8]	Wilshire provides its investment advisory services to the Existing Regulated Funds under an investment sub-advisory agreement between Macquarie and Wilshire (as amended from time to time, the “Wilshire Sub-Advisory Agreement”). The Wilshire Sub-Advisory Agreement may be terminated, without the payment of penalty, upon 60 days’ notice by the Board of the Existing Regulated Funds or by a vote of the Existing Regulated Funds’ shareholders in accordance with Section 15(a) of the 1940 Act.

A. Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company, acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.9

The Advisers are Macquarie and Wilshire. Macquarie is the investment adviser to the Existing Regulated Funds, and Wilshire is the investment sub-adviser to the Existing Regulated Funds. The Future Regulated Funds will be advised by a Macquarie Adviser and sub-advised by a Wilshire Adviser or advised (and sub-advised, if applicable) by a Wilshire Adviser. An Adviser may be deemed to control the Existing Regulated Funds, and any other Adviser will be controlling, controlled by, or under common control with either Macquarie or Wilshire. In addition, a Wilshire Adviser is investment adviser to each of the Existing Affiliated Funds. The Future Affiliated Funds will be advised by a Macquarie Adviser and sub-advised by a Wilshire Adviser or advised (and sub-advised, if applicable) by a Wilshire Adviser. The Future Wilshire Proprietary Accounts will be advised (and sub-advised, if applicable) by a Wilshire Adviser. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act.

We are including Macquarie because Macquarie is the investment adviser to the Existing Regulated Funds, however, Macquarie will be subject to Conditions 2(c)(iv), 13 and 14 only. The Co-Investment Program will be controlled by Wilshire because the Wilshire Adviser to any Regulated Fund will be responsible for monitoring and complying with the conditions of the Order, subject to the oversight of the applicable Board. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

[9]	See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”); SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, acting as principal, from participating in any “joint enterprise or other joint arrangement or profit sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . .. . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969).

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

The Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of the shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of its shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit such affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser for these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan or arrangement and a majority of such trustees who are Non-Interested Trustees (a “Required Majority”),10 eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”).11

If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and any Affiliated Fund (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and objectives and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and objectives and restrictions set by the Affiliated Fund’s directors, general partners, or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of the other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act and would not be done on a basis that is different from, or less advantageous than, other participants.

With respect to each Wholly Owned Investment Subsidiary, such a subsidiary would be prohibited under the 1940 Act from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 thereunder. The Applicants request that each Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. The Applicants represent that this treatment is justified because a Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the parent Regulated Fund’s investments and, therefore, no conflicts of interest could arise between a Regulated Fund and its Wholly Owned Investment Subsidiary. The applicable Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Subsidiary in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Subsidiary.

[10]	“Required Majority” has the meaning provided in Section 57(o) of the 1940 Act. The trustees of a Regulated Fund that make up the Required Majority will be determined as if the Regulated Fund were a business development company (“BDC”) subject to Section 57(o).
[11]	The term “Eligible Trustees” means the trustees who are eligible to vote under Section 57(o) as if the Regulated Fund were a BDC subject to Section 57(o).

D. Proposed Conditions

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.        Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.        (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the Regulated Fund’s shareholders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or Affiliated Funds; provided that if any other Regulated Funds or Affiliated Funds, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Fund in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, any Affiliated Funds or other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.        Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.        The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.        Except for Follow-On Investments made in accordance with condition 8,12 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, an Affiliated Fund or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

[12]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

6.        A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.       (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.       (a) If any Affiliated Fund or Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify each Regulated Fund that participated in the co-investment transaction of the proposed Follow-On Investment at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.        The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by any other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.        Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.        No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.        The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.        Any transaction fee13 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds, or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the investment advisory agreements between such Adviser and the Regulated Fund or Affiliated Fund).

[13]	The Applicants are not requesting, and the staff is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

14.       If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

15.        Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for the Board of such Regulated Fund that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of this Application and procedures established to achieve such compliance.

IV. IN SUPPORT OF THE APPLICATION

The Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where a Wilshire Adviser identifies favorable investment opportunities requiring larger capital commitments or investment opportunities where acquiring a large interest offers advantages to investors, and where a Regulated Fund is unable to singly fund such opportunities or is otherwise limited in its ability to singly acquire such an opportunity as a result of diversification rules or other regulatory or portfolio requirements, absent the relief sought by this Application, such Regulated Fund will have to either forgo such potentially favorable investments or accept potentially less favorable terms on account of making a smaller investment. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable such Regulated Fund to participate with one or more of the other Regulated Funds and/or one or more of the Affiliated Funds in making larger financing commitments, which would, in turn, allow such Regulated Fund to potentially obtain more favorable pricing or other terms and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Fund. In addition, by not being required to fully fund a large investment and by participating with Affiliated Funds in a Co-Investment Transaction, such Regulated Fund may be able to achieve greater investment diversification.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Trustees, has (or will have prior to relying on the requested order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions, thereby potentially increasing investment diversification; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and Affiliated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Fund and its shareholders.

The Regulated Funds’ Board, including the Non-Interested Trustees, also determined that it is in the best interests of the Regulated Funds and their shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Funds, Macquarie, and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Regulated Funds to participate in Co-Investment Transactions with other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and all Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Regulated Fund’s Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Regulated Fund’s Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and the Affiliated Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that the Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Regulated Fund’s Eligible Trustees.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations and, in turn, eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.

V. PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., Rand Capital Corporation, et al., (File No. 812-15108) Investment Company Act Rel. Nos. 34006 (September 11, 2020) (notice) and 34046 (October 7, 2020) (order); FS Credit Income Fund, et al., (File No. 812-14905) Investment Company Act Rel. Nos. 33848 (April 22, 2020) (notice) and 33871 (May 19, 2020) (order); Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Alcentra Capital Corporation, et al., (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); TCG BDC, Inc., et al., (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts. See e.g., Yieldstreet Prism Fund Inc., et al., (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (October 15, 2020) (notice), and 34090 (November 10, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al., (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (January 8, 2020) (notice) and 33798 (February 4, 2020) (order), Prospect Capital Corporation, et al., (File No. 812-14977) Investment Company Act Rel. Nos. 33716 (December 16, 2019) (notice) and 33745 (January 13, 2020) (order), New Mountain Finance Corporation, et al., (File No. 812-15030) Investment Company Act Rel. Nos. 33624 (Sept. 12, 2019) (notice) and 33656 (Oct. 8, 2019) (order); John Hancock GA Mortgage Trust, et al., (File No. 812-14917) Investment Company Act Rel. Nos. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order); Stellus Capital Investment Corporation, et al., (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018) (order); Benefit Street Partners BDC, Inc., et al., (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); TriplePoint Venture Growth BDC Corp., et al., (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al., (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al., (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al.,(File No. 812-14882) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Harvest Capital Credit Corporation, et al., (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al., (File No. 812-14472) Investment Company Act Rel. Nos. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2016) (order).

VI. PROCEDURAL MATTERS

Please address all communications concerning this Application and the Notice and Order to:

Michael Beattie

SEI Investments

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Reena Lalji

Wilshire Associates Incorporated

1299 Ocean Avenue, Suite 700

Santa Monica, California 90401

David Connor

Delaware Management Company

100 Independence, 610 Market Street
Philadelphia, PA 19106-2354

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Sean Graber, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the governing documents of the Applicants, as applicable, and the undersigned persons of the Applicants are fully authorized to execute this Application. The resolutions of the Existing Regulated Funds Board are attached as Exhibit B to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

In accordance with Rule 0-5 under the 1940 Act, the Applicants request that the Commission issue the requested Order without holding a hearing.

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 13th day of November, 2020.

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND
DELAWARE WILSHIRE PRIVATE MARKETS FUND
DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

DELAWARE MANAGEMENT COMPANY, A SERIES OF MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President

WILSHIRE ASSOCIATES INCORPORATED

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	General Counsel

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	Authorized Person

SCHEDULE A

Existing Affiliated Funds

BVK EUROPE OPPORTUNITIES FUND I, L.P.

BVK EUROPE OPPORTUNITIES FUND II, L.P.

SUMMIT HILL CREDIT FUND, L.P.

SUMMIT HILL REAL ASSETS FUND, L.P.

WILSHIRE BVV EUROPE VENTURE FUND, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES I)

WILSHIRE BVV EUROPE, L.P. (SERIES II)

WILSHIRE BVV EUROPE, L.P. (SERIES III)

WILSHIRE BVV EUROPE, L.P. (SERIES IV)

WILSHIRE BVV EUROPE, L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES I)

WILSHIRE BVV U.S., L.P. (SERIES II)

WILSHIRE BVV U.S., L.P. (SERIES III)

WILSHIRE BVV U.S., L.P. (SERIES IV)

WILSHIRE BVV U.S., L.P. (SERIES V)

WILSHIRE BVV U.S., L.P. (SERIES VI)

WILSHIRE GLOBAL PRIVATE MARKETS FUND IX, L.P.

WILSHIRE PRIVATE CREDIT ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE EQUITY ANNUAL FUND SERIES, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND I, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND II, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND III, L.P.

WILSHIRE PRIVATE MARKETS FAMILY OFFICE FUND IV, L.P.

WILSHIRE PRIVATE MARKETS REAL ESTATE FAMILY OFFICE FUND I, L.P.

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached application dated November 13, 2020 for and on behalf of Delaware Wilshire Private Markets Master Fund, Delaware Wilshire Private Markets Fund, and Delaware Wilshire Private Markets Tender Fund in his capacity as President of such entities and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	President

The undersigned states that he has duly executed the attached application dated November 13, 2020 for and on behalf of Delaware Management Company, a series of Macquarie Investment Management Business Trust, in his capacity as Senior Vice President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President

The undersigned states that she has duly executed the attached application dated November 13, 2020 for and on behalf of Wilshire Associates Incorporated, in her capacity as General Counsel of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	General Counsel

The undersigned states that she has duly executed the attached application dated November 13, 2020 for and on behalf of BVK Europe Opportunities Fund I, L.P., BVK Europe Opportunities Fund II, L.P., Summit Hill Credit Fund, L.P., Summit Hill Real Assets Fund, L.P., Wilshire BVV Europe Venture Fund, L.P. (Series I), Wilshire BVV Europe, L.P. (Series I), Wilshire BVV Europe, L.P. (Series II), Wilshire BVV Europe, L.P. (Series III), Wilshire BVV Europe, L.P. (Series IV), Wilshire BVV Europe, L.P. (Series V), Wilshire BVV U.S., L.P. (Series I), Wilshire BVV U.S., L.P. (Series II), Wilshire BVV U.S., L.P. (Series III), Wilshire BVV U.S., L.P. (Series IV), Wilshire BVV U.S., L.P. (Series V), Wilshire BVV U.S., L.P. (Series VI), Wilshire Global Private Markets Fund IX, L.P., Wilshire Private Credit Annual Fund Series, L.P., Wilshire Private Equity Annual Fund Series, L.P., Wilshire Private Markets Family Office Fund I, L.P., Wilshire Private Markets Family Office Fund II, L.P., Wilshire Private Markets Family Office Fund III, L.P., Wilshire Private Markets Family Office Fund IV, L.P., and Wilshire Private Markets Real Estate Family Office Fund I, L.P., in her capacity as an Authorized Person of such entities and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Reena Lalji
Name:	Reena Lalji
Title:	Authorized Person

EXHIBIT B

DELAWARE WILSHIRE PRIVATE MARKETS MASTER FUND

DELAWARE WILSHIRE PRIVATE MARKETS FUND

DELAWARE WILSHIRE PRIVATE MARKETS TENDER FUND

(each, a “Trust”)

RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES OF EACH TRUST

Approval of Filing of Co-Investment Exemptive Application

VOTED:	That each Trust’s filing of an application pursuant to section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Trust to participate in certain transactions with certain affiliates (the “Co-Investment Exemptive Application”) be, and it hereby is, approved.

VOTED:	That each Trust’s President, any Vice President, the Treasurer and the Secretary are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Trust with the SEC any amendments to the Co-Investment Exemptive Application and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.